

August 13, 2010

Mr. Xiao Ping Zhang
Chief Executive Officer
SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

> **Re:** **SORL Auto Parts, Inc.**
> **Form 10-K**
> **Filed March 29, 2010**
> **File No. 001-13409**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Signatures, page 67

1. Please revise the second half of your signature page to include the signature of your principal accounting officer or controller.

Certification Pursuant to 18 U.S.C. Section 1350, Exhibit 32

2. Please file an amendment to your Form 10-K which includes a certification that references your 10-K for the fiscal year ended December 31, 2009, as this one appears to

reference your fiscal year ended December 31, 2008.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 8

3. Please revise to discuss your board's leadership structure and why you have determined that such structure is appropriate. Please also disclose the board's role in risk oversight and the effect that this has on the board's leadership structure. Refer to Item 407(h) of Regulation S-K.

Nominating and Corporate Governance Committee, page 10

4. Please revise to include a discussion of how the nominating committee, or the board as a whole, considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Identifying and Evaluating Nominees for Director, page 12

5. We note the general discussion in the last full paragraph of page 11 regarding the experience of your directors. Please revise this section to disclose each director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05

Setting Executive Compensation, page 21

6. We note your statement that you set compensation for your named executive officers at levels "targeted" at or around the average of the compensation amounts provided to executives at comparable local companies. As such, it appears that you use benchmarking to determine levels of executive compensation. In future filings, please disclose the companies against which you benchmark or advise as to why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Chanda DeLong
Attorney-Advisor

cc: Jeffrey Schulte *via facsimile (404) 365-9532*